Exhibit 99.2

                             Certificate and Consent
                    To Accompany the Kinross Gold Corporation
                         Paracatu Mine Technical Report


I, Robert Duncan Henderson, P.Eng., residing at 3295 Spruce Avenue, Burlington, ON, L7N 1J5 do hereby certify that:

   1. This certificate relates to the Paracatu Mine Technical Report, dated July 31, 2006.

   2. I am employed by Kinross Gold Corporation, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2, in the capacity of Acting Vice President, Technical Services.

   3. I am a graduate of the University of Cape Town (1984) with a B.Sc. Chemical Engineering degree and have practiced my profession continuously since 1984.

   4. I am a member in good standing of the Association of Professional Engineers of Ontario, licence number 100107661.

   5.  I am a qualified person as defined by Canadian National Instrument
       43-101.

   6. I supervised the overall preparation of the Paracatu Mine Technical Report and certify that, to the best of my professional judgment, qualified persons, as defined under Canadian National Instrument 43-101, performed the tasks completed under my supervision.

   7.  I have personally visited the mine site on several occasions in 2005.

   8. As of the date of this certificate, to the best of my knowledge and belief, the technical report contains all the scientific and technical information that is required to be disclosed to make the technical report not misleading.

   9. I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in accordance with this instrument.

   10. I hereby consent to the use of this report for submission to any Provincial regulatory authority in Canada.


Toronto, Canada                       Signed/Robert Henderson, P.Eng.,/
July 31, 2006                         Acting Vice President, Technical Services,
                                      Kinross Gold Corporation